Richard R. Cook
                                 Attorney at Law
                                  P.O. Box 1929
                                DeLand,  FL 32721
                                cookrr@cfl.rr.com
                                  386-734-1116
July 1, 2009

Mark Webb, Legal Branch Chief
Eric Envall, Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Lincoln Floorplanning Co. , Inc.
Form S-1A
Filed July 1, 2009
File Number 333-156277

Dear Mr. Webb:

I hereby respectfully request on behalf of my client, Lincoln Floorplanning Co., Inc., the acceleration pursuant to Rule 461 of the Securities Act of 1933, as amended, of the effective date of the Company's Registration Statement on Form S-1A so that it shall be effective on Tuesday July 7, 2009 at 2:00 pm Eastern Daylight Time, or as soon thereafter as practicable.

We further acknowledge the following:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Richard R. Cook

Richard R. Cook
FL Bar number 254134